Exhibit 99.1

Concord Medical Announces Extension of Existing Share Repurchase Program

BEIJING, Oct. 9, 2012 – Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that its board of directors has approved the extension of its previously announced share repurchase program, which was set to expire in October 2012. The program was extended until the aggregate value of the Company’s repurchases equals $20 million.

Since the inception of the program, the Company has repurchased 2,029,506 ADSs, representing 6,088,518 ordinary shares, for an aggregate consideration of $6.9 million (including commissions).

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of June 30, 2012, the Company operated a network of 133 centers with 75 hospital partners that spanned 52 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian

tony.tian@concordmedical.com

(+86) 10 5957-5287

Solebury Communications

In China:

Ms. Ran Zhang

CCM@soleburyir.com

(+86) 10 6563-0288

In the United States:

Mr. Richard Zubek

rzubek@soleburyir.com

(+1) 203-428-3230